September 1, 2011

VIA EDGAR AND OVERNIGHT COURIER
Larry Spirgel
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Re:	NeuStar, Inc. — Form 10-K for the fiscal year ended December 31, 2010, filed February 25, 2011, File No. 001-32548

Definitive Proxy Statement filed April 29, 2011
Dear Mr. Spirgel:
In connection with your review of the NeuStar, Inc. (the “Company” or “we”) Form 10-K for the fiscal year ended December 31, 2010, filed on February 25, 2011, and the Definitive Proxy Statement filed on April 29, 2011, we respectfully submit the following responses to the comments included in your letter dated August 19, 2011. Your comments are set forth below, followed by our responses.
Compensation Discussion and Analysis, page 15
Comment
1.	We note from your disclosure in the first and second full paragraphs on page 18 that you considered compensation surveys conducted by Radford, Culpepper, and IPAS to help set the range of total direct compensation of your named executive officers. Please refer to Item 402(b)(2)(xiv) of Regulation S-K and disclose the component companies in these surveys. If the number of companies is too numerous, please consider listing them in an appendix and referring the reader accordingly.
Response
In future filings, if the Company uses compensation surveys as a reference point on which it bases compensation decisions for the named executive officers (“NEOs”) and these surveys identify the component companies, we will disclose the component companies. If the companies are too numerous, we will list them in an appendix and will refer the reader accordingly. If the Company instead uses industry surveys to obtain a general understanding of competitive compensation practices, we will state so in future filings.

Neustar, Inc. / 21575 Ridgetop Circle, Sterling, VA 20166 / tel: +1.571.434.5400 / fax: +1.571.434.5400 / www.neustar.biz

Cash Incentive Compensation, page 22
Comment
2.	We note from your disclosure on pages 22 and 23 that certain NEOs such as Ms. Hook and Messrs. Lalljie, Arnold, and Edwards had individual components. For instance, 10% of Ms. Hook’s payout under the annual cash incentive plan was based on individual performance. Please discuss in greater detail each NEO’s individual components and the percentage of their achievement of these measures.
Response
In future filings, if specific compensation decisions are based upon the NEOs’ individual performance and/or individual contribution to the Company’s performance, the Company will discuss in greater detail the NEOs’ individual performance factors or components and, if applicable, the percentage of achievement of these measures.
In accordance with your letter, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We believe the foregoing is responsive to your comments. We understand that you will be reviewing our responses and may have additional comments. Please feel free to contact the undersigned at (571) 434-5548 or Martin Lowen, Senior Vice President, General Counsel and Secretary, at (571) 434-5744 with any questions you may have concerning our response. Thank you for your assistance.

Sincerely,
/s/ Paul S. Lalljie
Paul S. Lalljie
Senior Vice President and Chief Financial Officer

cc:	Lisa A. Hook, President and Chief Executive Officer, NeuStar, Inc. Bradley D. Smith, Vice President and Controller, NeuStar, Inc. Ronald O. Mueller, Gibson, Dunn & Crutcher LLP